Offering Statement for RYSE Creative Village Atlanta, LLC

Prepared: October 9, 2020

RYSE Creative Village Atlanta, LLC
1261 Lockwood Dr SW, Atlanta, GA 30311

DISCLAIMER

The Offering Statement forms parts of, and should be read together with, the Form C being filed by RYSE Creative Village Atlanta LLC (for the purposes of this Disclaimer, referred to herein as "RYSE Creative Village Atlanta," the "company," the "issuer," and "we") with the Securities and Exchange Commission in connection of a Regulation Crowdfunding offering of RYSE Creative Village Atlanta, LLC securities contemplated therein and of which this Offering Statement is a part (the specified Form C exhibits thereto, including, without limitation, this Offering Statement, the "subscription agreement," the "Pitch Deck," the "Cap. Table," the "Company Financials," and the "Operating Agreement".

Caution Concerning Forward Looking Statements:

This Offering Statement may contain forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risk and uncertainties. Forward looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "project," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or similar terms or expressions that concern our expectations, strategy, plans, or intentions. We caution you that forward-looking statements in the offering documents are not exclusive to those statements containing the words set forth in the preceding list.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in the offering documents on our current expectations and projections about future events and trends that we believe may impact RYSE Creative Village Atlanta LLC.

We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements in the Offering Documents will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-forward looking statements.

The forward-looking statements made in these Offering Documents relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in the Offering Documents to reflect events or circumstances after the date of the Offering Documents or to reflect new information or the occurrence of unanticipated events.

This Offering Statement, standing alone, does not constitute a prospectus nor offer document of any sort is not intended, in isolation, to constitute an offer or solicitation of securities or any

other investment or other product in any jurisdiction. This Offering Statement does not constitute advice to purchase any RYSE Creative Village Atlanta LLC securities, nor should it be relied upon in connection with, and contract or purchasing decision.

Directors and Officers

Name	Position	Year Appointed	Full-Time with Company
Jabari Jackson, Sr.	CEO/President	2020	Yes
Richard Dunn	Vice President, Content	2020	No
Joel Dixon	Real Estate Development	2020	No
Susanna Spiccia	Content Creation and Management	2020	No

Number of current employees for RYSE Creative Village Atlanta, LLC
"Four"

Risk Factors
THE FUTURE OPERATION OF RYSE Creative Village Atlanta, LLC ("COMPANY") IS SPECULATIVE AND INVOLVES A DEGREE OF RISK. THERE IS NO GUARANTEE OR COMMITMENT OR OBLIGATION OF THE COMPANY THAT IT WILL BE SUCCESSFUL OR THAT IT WILL REMAIN IN EXISTENCE LONG ENOUGH FOR THE COMPANY WILL PAY BACK ALL OF THE INVESTMENT THAT IT HAS RECEIVED.

1. Operations of the Company. The likelihood of success of the Company must be considered in case of problems, expenses, complications, and delays encountered in connection with the real estate development industry.

2. Dependence upon Key Personnel. Potential Conflicts of Interest. The Company is dependent in its operations upon the services of its management and service providers.

3. Economy. An increase in interest rates or a depressed job market could hinder sales and/or leasing.

4. Competition. The content production market continues to attract investment capital from other local operators and national and international investors. We will be in direct competition with these market participants and may be undercut on studio time and rental rates.

5. Force Majeure. Operation of any business contemplates the risk that natural or other disasters may cause significant interruptions. The Company may incur losses from natural disasters that are not insurable.

6. Lack of Liquidity. There is no established market or exchange for the resale of the Units. An Investor seeking to sell their Units may have great difficulty in finding a buyer and may find no buyers for their Units.

7. Limited Transferability of Securities. The Investor should be fully aware of the long-term nature of his or her financial support of the Company. The Units may be transferred only if certain requirements are satisfied. The Investor has represented to the Company that it is acquiring the Units for his or her own investment only and without a view to their immediate resale or distribution. Even if the Investor offers to sell his or her Units after meeting all requirements, there may be no buyers for the Units. There is no market or exchange where the Investor may offer their Units for sale. The Investor should consider any investment as 'illiquid' and one that cannot be readily converted into cash. Accordingly, purchasers of the Units must bear the economic risk inherent in the investment for an indefinite period.

8. Risk of Litigation. If the Company is subjected to lawsuits or proceedings by government entities or private parties, or other investors, then expenses or liabilities of the Company arising from any such suit would be borne by the Company. While the Company will seek to obtain a general liability insurance policy covering its activities, such insurance may not cover all costs and expenses related to litigation.

9. Income Taxes Imposed on Investors. It is anticipated that any distributions made to Investors above the amount of their investment will be taxed as ordinary income and treated as a passive investment for tax purposes. However, the tax circumstances of each Investor may vary, and Investors should check with their personal tax advisor to determine how they may be Taxed.

10. Speculative Determination of Offering Price. The price of the Units being offered hereby was speculatively determined by the Company based upon a large number of assumptions regarding future events that may or may not happen. Accordingly, the price per Unit indicated on the cover of this Memorandum must be considered in terms of the likelihood that all of these future events may occur and the accuracy of the assumptions in terms of their impact on future value. The price for Units in this Offering bears no direct relationship to the current book value, assets or earnings of the Company or any other objective criteria of value.

11. New Business. The Company is newly formed and has no operating history. Therefore, a prospective Investor has no prior performance of the Company upon which they may rely in assessing the future performance of the Company.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering documents or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Investor Refund

As an investor in the RYSE Creative Village Atlanta, LLC, if the sum of the investment commitments does not equal or exceed the target offering amount $1,000 at the offering deadline of October 31, 2021 no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Over Subscription

RYSE Creative Village Atlanta, LLC will accept over-subscriptions and will be allocated on a first come first serve basis.

Investor Cancellation

(1) Investors may cancel an investment commitment until 48 hours prior to the deadline of 10/31/2021.
(2) Buy The Block intermediary will notify investors when the target offering amount has been met.
(3) If RYSE Creative Village Atlanta, LLC reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).
(4) If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Minority Owners

As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt, or assets of the company.

The Company currently intends to retain its earnings for future growth and, therefore, do not anticipate declaring any dividends in the foreseeable future. The Company would expect that determinations to pay dividends on its shares would be based primarily upon the financial condition, results of operations, regulatory and business capital requirements, any restrictions contained in financing or other agreements binding upon the Company, and other factors that the board of directors deems relevant.

RYSE Creative Village Atlanta, LLC Disclosure

RYSE Creative Village Atlanta, LLC does not have any debt in respect to this business or the offering.

RYSE Creative Village Atlanta, LLC did not conduct any exempt offerings within the past three years.

RYSE Creative Village Atlanta, LLC has not conducted any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act. No persons had or is to have a direct or indirect material interest.

Risk and Uncertainties

RYSE Creative Village Atlanta, LLC and notes thereto for the period ending December 31, 2020 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns. RYSE Creative Village Atlanta, LLC was not in existence for the previous tax year.

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions.

1. Operation of a Company. The likelihood of success of the Company must be considered considering the problems, expenses, complications, and delays frequently encountered in connection with a startup.

2. Dependence upon Key Personnel: Potential Conflicts of Interest. The Company is dependent in its operations upon the services of its management and service providers.

3. Economy. An increase in interest rates or a depressed job market would hinder our ability to find suitable renters for our properties.

4. Competition. The content production market continues to attract investment capital from other local operators and national and international investors. We will be in direct competition with these market participants and may be undercut on rental and leasing rates.

5. Force Majeure. Operation of any business contemplates the risk that natural or other disasters may cause significant interruptions. The Company may incur losses from natural disasters that are not insurable.

6. Lack of Liquidity. There is no established market or exchange for the resale of the Units. An Investor seeking to sell their Units may have great difficulty in finding a buyer and may find no buyers for their Units.

7. Limited Transferability of Securities. The Investor should be fully aware of the long-term nature of his or her financial support of the Company. The Units may be transferred only if certain requirements are satisfied. The Investor has represented to the Company that it is acquiring the Units for his or her own investment only and without a view to their immediate resale or distribution. Even if the Investor offers to sell his or her Units after meeting all requirements, there may be no buyers.

8. Risk of Litigation. If the Company is subjected to lawsuits or proceedings by government entities or private parties, or other investors, then expenses or liabilities of the Company arising from any such suit would be borne by the Company. While the Company will seek to obtain a general liability insurance policy covering its activities, such insurance may not cover all costs and expenses related to litigation.

9. Income Taxes Imposed on Investors. It is anticipated that any distributions made to Investors above the amount of their investment will be taxed as ordinary income and treated as a passive investment for tax purposes. However, the tax circumstances of each Investor may vary, and Investors should check with their personal tax advisor to determine how they may be taxed.

10.Speculative Determination of Offering Price. The price of the Units being offered hereby was speculatively determined by the Company based upon many assumptions regarding future events that may or may not happen. Accordingly, the price per Unit indicated on the cover of this statement must be considered in terms of the likelihood that all these future events may occur and the accuracy of the assumptions in terms of their impact on future value. The price for Units in this Offering bears no direct relationship to the current book value, assets or earnings of the Company or any other objective criteria of value.

11.New Business. The Company is newly formed and has limited operating history. Therefore, a prospective Investor has no prior performance of the Company upon which they may rely in assessing the future performance of the Company.

For RYSE Creative Village Atlanta, LLC, there are no matters that would have triggered disqualification under §227.503(a) that occurred before May 16, 2016.

RYSE Creative Village Atlanta, LLC will provide investors updates regarding the progress of the business on a semi-annual basis meeting the target offering amount, to be provided in accordance with §227.203.

RYSE Creative Village Atlanta, LLC investors will be able to obtain the bi-annual report, by 06/15 & 12/31 at www.rysecreativevillage.com.

RYSE Creative Village Atlanta, LLC or any of its predecessors has not previously failed to comply with the ongoing reporting requirements of § 227.202.

Any material information necessary in order to make the statements made, considering the circumstances under which they were made, not misleading.

This document is generated by a website that is operated by Buy the Block, LLC (BTB) which is not a registered broker-dealer. BTB does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. BTB has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither BTB nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

Regulation CF offerings are conducted through Buy The Block Funding Portal Inc. ("Portal"), an affiliate of Buy The Block, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Buy The Block Funding Portal Inc.:

Buy The Block and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups.

Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations.

Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly

illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements.

Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

RYSE Creative Village Atlanta, LLC was formed under the laws of the State of Georgia on October 16, 2020 located at 1261 Lockwood Dr SW, Atlanta, GA 30311, US.

Eligibility

The following are true for RYSE Creative Village Atlanta, LLC:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such a shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? NO

The following individuals (or entities) represent the company as an officer or promoter of the offering:

Jabari Jackson, Sr., President and CEO: Jackson is an experienced entrepreneur who has successful exits in the real estate and health/ beauty industry. In 2003 Jackson opened a real estate brokerage in Central Florida,
ultimately building a team of close to 20 licensed real estate professionals, responsible for generating millions in annual sales.

Evolving into R.E. development, Jackson led the redevelopment of a retail strip plaza project, which housed several small businesses that he owned. The development project garnered him recognition for its community development impact, drawing needed economic development to the previously underserved area.

His success earned him the honor of being recognized by the Chamber of Commerce as the 2010 Entrepreneur of the Year' and selection by the Business Journal as one of Central Florida's 40 under 40 in Business. Among other honors, Jackson has also been recognized on two separate occasions by City of Orlando Mayor Buddy Dyer, proclaiming a day named in his honor due to his continuous community service efforts.

In 2011, Jackson launched RYSE Media Group, a media and marketing agency that boost a client list of notable companies to include Pepsi State Farm, AT&T, Georgia Power, Orlando Magic, among several other nationally recognized brands.

Jackson is the author of the book, Cubicle to CEO and is often called upon to speak on the subject of entrepreneurship, business and overcoming obstacles to achieve success.

April 2011 - President - RYSE Media Group

Richard Dunn: Dunn is an Atlanta native, serial entrepreneur, and driver of Atlanta's arts & culture scene. In 1998, Dunn co-founded Groovement Inc., an artist management and event production company that focused on Atlanta's soul scene and was the launching pad for the career of four-time Grammy winning vocalist India.Arie, singer/songwriter Anthony David and soul singer Donnie.

In 2004, Dunn partnered with Michael McQuary (co-founder of internet service provider Mindspring) to start Brash Music, a scrappy music label with a catalogue that included ColdPlay, PJ Morton, Aaron Shust and Anthony David. Two years later, Dunn and his partners teamed up to open legendary live music venues Sugarhill and ClubMotion, with a commitment to revitalize historic Underground Atlanta.

Venturing into the Food and Beverage industry, Dunn is a founding partner of the popular eatery Tom Dick and Hank, which has locations in Atlanta and College Park. Dunn leverages the numerous relationships he has built throughout his successful career for his role as Director of Strategic

Alliance for The Atlanta Voice Newspaper; one of Atlanta's first and most respected African-American owned newspapers founded by his grandfather and community leader, J. Lowell Ware.

May 2000 - Present   President   Richard Dunn Group

Joel Dixon: Joel Dixon is Principal of Urban Oasis Development, a real estate development company focused on residential and commercial projects intown Atlanta. Dixon has been involved in both market rate and affordable housing development with strong community-based support. He has been instrumental in helping facilitate the growth of Urban Oasis and in-house construction partner Sims REG by mobilizing private and public sector resources.

In addition to Urban Oasis Development's projects, Dixon has provided real estate and community advisory services to a variety of 3rd-party commercial/ residential acquisition projects totaling over $725MM.

Prior to launching Urban Oasis, Dixon had over 15 years of sales and business development experience in high technology and real estate with deep ties to the burgeoning Technology Venture community in Atlanta.

Joel is a graduate of the Urban Land Institute's prestigious Center for Leadership (CFL) and has been an active ULI member serving as a 2018 CFL Day Chair and member of ULI Atlanta's Creative Development Product Council. He has a B.S. in Symbolic Systems from Stanford University and Certificate of Mandarin Chinese from Beijing Language and Culture University.

January 2017 - Present   Founder and CEO   Urban Oasis Development

Susanna Spiccia: Susanna was raised in Atlanta, Georgia and is a graduate of Georgia College & State University with a degree in Marketing. She has dedicated the vast majority of her professional career towards dismantling barriers that prevent equal opportunities in the film and media industry.
In 2014, Susanna founded re:imagine/ATL; a nonprofit organization committed to exposing and training youth for careers in film and content production.

Serving as Founder & Executive Director from March 2014-December 31st 2018, under her leadership re:imagine/ATL has been responsible for equipping thousands of high school teens and A/V teachers with film industry training, a network of mentors, and access to resources for content production. Students involved in the program have produced over 50 short films.

While at re:imagine/ATL, Susanna was responsible for establishing dozens of financial and in-kind partnerships with companies such as Turner, The Recording Academy, SPANX, AT&T, Sixthman, Adult Swim, The Arthur M. Blank Family Foundation, United Way, and The Academy of Motion Picture Arts and Sciences.

Susanna is a 2015 TedXAtlanta speaker, and was recognized as one of the 2017 People to Watch by Creative Loafing Magazine.

January 2019 - Present   Consultant/Freelancer
March 2014 - December 2018 Founder/Executive Director re:imagine ATL

Principal Security Holders

The following table sets forth as of the date of this Offering the ownership of the presently issued and outstanding securities by persons who own 5% or more of the Company's shares, and by officers and directors:

Name	No. of Shares	% of Shares Outstanding
RYSE Media House Holdings, LLC	4,280,000	100%

Jabari Jackson, Sr., Founder and CEO of RYSE Media House Holdings, LLC, is the majority owner of RYSE Media House Holdings, LLC and subsequently holds majority of the voting rights of RYSE Creative Village Atlanta, LLC

Business and Anticipated Business Plan

The Company intends to operate content production studios and related facilities and amenities. RYSE Creative Village is the future site of a dynamic content production studio and development incubator specifically designed for creatives in Georgia's multibillion dollar film, music and digital media industry.

Specifically designed to serve a number of creative industry disciplines, the 30,000 s.f. facility will include multiple production studios, a green screen, photography studios, a virtual reality studio, a gaming center, podcasting rooms, a recording studio, a screening theater, editing suites, meeting/ lecture spaces, a cafe and a creative co-working space.

Mission

RYSE Creative Village will provide this resource for Atlanta's creative community; arguably the largest 'untapped' community in Atlanta, which established the highly sought-after culture of the city and is an engine that conservatively generates $62.5 billion in economic impact. Our greater vision is to establish a nationwide ecosystem of tools, resources, support and access to opportunities that will allow creatives to achieve success utilizing their talents and gifts.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Material factors that make an investment in RYSE Creative Village Atlanta, LLC speculative or risky:

1. If RYSE Creative Village Atlanta, LLC is unable to raise additional capital on acceptable terms, it may be unable to maintain enough growth. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition, and results of operations because the Company would be left without the capital required to complete development or establish sales and marketing capabilities.
2. Our business is recently formed and has a limited operating history. We face the general risks associated with any new business operating in a competitive industry, including the ability to fund our operations from unpredictable cash flow and capital raising transactions. There can be no assurance that we will achieve our anticipated investment objectives or operate profitably.
3. The Company is faced with all the risks associated with a company in the early stage of development. In addition, the Company's business is subject to numerous risks associated with a new company engaged in real estate development. Such risks include, among other things, competition from well‑established and well‑capitalized companies and unanticipated development difficulties and risks associated with the need for regulatory approval.
4. New competitors could enter the market and could therefore prevent the company from growing as anticipated. This can result in significantly reduced revenues and larger operating losses.
5. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founders. If we lose those services or if any founder fails to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business.
6. Start‑up investing is risky. Investing in early‑stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early‑stage venture often relies on the development of a new service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.
7. Our future growth depends on our ability to find users of our studio space. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to market requirements and offer products and services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.
8. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our properties, respond to

economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

9. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether true, may be detrimental to our business.

10. These documents have not been reviewed or approved by the government. No government agency or authority has reviewed or approved this offering or any of the documents provided to you relating to our crowd funding efforts, including these Risk Factors. You are expected to conduct your own review and analysis before deciding whether to purchase the securities.

11. As a non-reporting company, the Company is not required to provide you with annual audited financial statements or quarterly unaudited financial statements.

The Offering

RYSE Creative Village Atlanta, LLC ("Company") is offering securities under Regulation CF, through Buy the Block Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.5% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise a minimum of $1,000 and a maximum of $107,000 through an offering under Regulation CF. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event the Company fails to reach the offering target of $1,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

What is the purpose of this offering?

RYSE Creative Village Atlanta, LLC plans to obtain capital for the purpose of purchasing and operating content production equipment for rental to content creators in the Atlanta, GA market.

How does the issuer intend to use the proceeds of this offering?

RYSE Creative Village Atlanta, LLC				
Total Proceeds	$1,000	100%	$107,000	100%
Less Offering Expenses				
Portal Fee to BuytheBlock.com	$45	4.5%	$4,815	4.5%
Marketing and Legal Expenses related to Offer	$55	5.5%	$5,885	5.5%
Total Expenses	$100	10%	$10,700	10%
Net Proceeds from Offering to purchase studio equipment	$900		$96,300	

How will the issuer complete the transaction and deliver securities to investors?

In entering into an agreement on the Buy the Block Funding Portal to purchase securities, both investors and RYSE Creative Village Atlanta, LLC must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Buy the Block, browsing to the Investments screen and clicking to cancel your investment commitment. Buy the Block will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48- hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closing until the offering deadline.

We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure
The Offering

1. Describe the terms of the securities being offered.
   We are issuing Securities at an offering price of $1 per share. We are offering 25% ownership in the Company for investment in this fundraising round.
2. Do the securities offered have voting rights?
   The Securities are being issued with no voting rights.
3. How may the terms of the securities being offered be modified?
   We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled, and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

1. To the issuer;
2. To an accredited investor;
3. As part of an offering registered with the U.S. Securities and Exchange Commission; or
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Target Amount	Maximum Amount	Voting Rights	Membership Percentage of Class B Members
Class B Membership Units	1,000	107,000	No	25%

Options, Warrants and Other Rights
None

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?
The Company has no convertible debt, and there are no warrants, options, or other convertible instruments outstanding, which if exercised, would dilute the investors who purchase shares in this offering.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
The issuer has two classes of Memberships. Class A is reserved for Management, Employees, Officers, and Directors, and the current majority holder, RYSE Media House Holdings, LLC. Class A Membership Units have voting rights. Class B Membership Units do not have voting rights.

3. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?
As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding units of membership give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt or assets of the company.

4. How are the securities being offered being valued?
Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The securities being offered are valued based on expected startup expenses, ongoing working capital requirements, net income, and future expansion plans. Future valuations, at the time of a sale or recapitalization of the Company or otherwise, are based on third party appraisals and audits of the Company's financials and comparable market analysis.

5. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
The holder of a majority of the shares in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no

guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

6. What are the risks to purchasers associated with corporate actions including:
- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer
- or transactions with related parties?

The issuance of additional shares of our common stock will dilute the ownership of the Buy the Block investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issues of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to ask related parties to lend us money. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to minority owners. There can be no assurance that we will be able to obtain financing when it is needed on terms we deem acceptable.

7. Describe the material terms of any indebtedness of the issuer:
The issuer currently has no debt.

8. What other exempt offerings has RYSE Creative Village Atlanta, LLC conducted within the past three years?
RYSE Creative Village Atlanta, LLC has not completed any exempt offerings in the past three years.

9. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
a. Any director or officer of the issuer;

b. Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

c. If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

d. Any immediate family member of any of the foregoing persons.
   RYSE Creative Village Atlanta, LLC answers no to each of the above.

Financial Condition of the Issuer

1. Does the issuer have an operating history?
The issuer does not have an operating history.

2. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.
The issuer has no liquidity, capital resources or historical operations.

Financial Information

1. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
The issuer is a new company and does not have any financial information for the previous two years.

2. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor,
prior to May 16, 2016:

a. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filing with the Commission?
   iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

b. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filings with the Commission?

iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

c. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   i. At the time of the filing of this offering statement bars the person from:
      i. Association with an entity regulated by such commission, authority, agency, or officer?
      ii. Engaging in the business of securities, insurance, or banking?
      iii. Engaging in savings association or credit union activities?
   ii. Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

d. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   i. Suspends or revokes such a person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   ii. Places limitations on the activities, functions, or operations of such a person?
   iii. Bars such a person from being associated with any entity or from participating in the offering of any penny stock?
   iv. If Yes to any of the above, explain:

e. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

   i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   ii. Section 5 of the Securities Act?

f. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

g. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

h. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

RYSE Creative Village Atlanta, LLC answers 'NO' to all of the above questions.

Other Material Information

1. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

RYSE Creative Village Atlanta, LLC has entered or will enter into various service agreements with our beneficial owner or its affiliate, RYSE Media House Holdings, LLC for Property Management, and Acquisition and Development Management services. RYSE Media House Holdings, LLC or its affiliate will earn fees for these services and will rely on the knowledge, experience, and contacts of our CEO, Jabari Jackson, Sr. Potential for conflicts of interests may arise from this relationship.

Ongoing Reporting

2. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:
Once posted, the annual report may be found on the issuer's web site at
https://www.rysecreativevillage.com/

The issuer must continue to comply with the ongoing reporting requirements until:
- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.